EXHIBIT 99.1

SUPPLEMENTAL INFORMATION

PRINCIPAL FINANCIAL STATEMENTS IN US GAAP

THE FOLLOWING INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP, IS PROVIDED FOR THE CONVENIENCE OF US SHAREHOLDERS.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                        DECEMBER 31,       SEPTEMBER 30,
                                                                                           2001                2001
                                                                                        -----------        -------------
ASSETS
    Current Assets:
      Cash and cash equivalents                                                         $   348,220         $   326,076
      Accounts receivable, net                                                               47,061              43,617
      Inventories                                                                            26,486              24,274
      Deferred tax asset                                                                     10,807              13,600
      Prepaid expense and other assets                                                       10,045               7,595
      Current assets - discontinued operations                                                 --                 1,488
                                                                                        -----------         -----------
          Total current assets                                                              442,619             416,650
                                                                                        -----------         -----------

    Property, plant and equipment, net                                                      110,214             116,325
    Property, plant and equipment, net - discontinued operations                               --                17,097

    Intangible assets, net                                                                  590,627             599,967
                                                                                        -----------         -----------
          Total assets                                                                  $ 1,143,460         $ 1,150,039
                                                                                        ===========         ===========

LIABILITIES
    Current Liabilities:
      Accounts payable                                                                  $    16,454         $    18,607
      Accrued and other liabilities                                                          40,201              35,548
      Current installments of long-term debt                                                 22,931              17,695
      Current installments of obligation under capital leases                                   395                 538
      Income taxes                                                                            6,077               3,113
      Deferred consideration                                                                 10,914              10,914
      Current liabilities - discontinued operations                                            --                   576
                                                                                        -----------         -----------
          Total current liabilities                                                          96,972              86,991
                                                                                        -----------         -----------

    Other Liabilities:
      Long-term debt, excluding current installments                                        263,226             281,107
      Long-term obligations under capital leases, excluding current installments                570                 583
      Deferred income taxes                                                                  29,360              34,392
      Other non-current liabilities                                                           6,470               7,503
      Other non-current liabilities - discontinued operations                                  --                   923

                                                                                        -----------         -----------
          Total liabilities                                                                 396,598             411,499
                                                                                        -----------         -----------

    Minority interest                                                                          --                   357

SHAREHOLDERS' EQUITY
    Ordinary shares, par value L0.10 per share; 250,000,000 (September 30,
     2001; 250,000,000) shares authorized, 189,499,447
      shares issued and outstanding at December 31, 2001, and 189,311,298
      issued and outstanding at September 30, 2001                                           29,929              29,902
    Additional paid-in capital                                                              674,749             673,144
    Retained earnings                                                                        70,638              53,982
    Treasury stock                                                                          (11,444)            (11,444)
    Accumulated other comprehensive loss                                                    (17,010)             (7,401)
                                                                                        -----------         -----------
          Total shareholders' equity                                                        746,862             738,183
                                                                                        -----------         -----------
          Total liabilities and shareholders' equity                                    $ 1,143,460         $ 1,150,039
                                                                                        ===========         ===========

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION
                (in thousands of U.S. dollars, except share data)

                                                                                             THREE MONTHS ENDED
                                                                                                 DECEMBER 31,
                                                                                           2001                 2000
                                                                                      -------------         -------------
REVENUES
     Product revenue                                                                  $      54,890         $      40,957
     Service revenue                                                                         20,629                17,884
                                                                                      -------------         -------------
       Total revenues                                                                        75,519                58,841
                                                                                      -------------         -------------

OPERATING  EXPENSES
   Cost of sales (excluding depreciation shown separately below)                             22,998                20,355
   Selling, general and administrative                                                       22,081                17,250
   Research and development                                                                   4,474                 2,617
   Depreciation                                                                               2,281                 1,799
   Amortization                                                                               4,440                 6,285
                                                                                      -------------         -------------
       Total operating expenses                                                              56,274                48,306
                                                                                      -------------         -------------

OPERATING INCOME                                                                             19,245                10,535
                                                                                      -------------         -------------

OTHER INCOME (EXPENSE)
   Interest income                                                                            2,514                 1,727
   Interest expense                                                                          (5,847)               (7,571)
                                                                                      -------------         -------------
     Total other income (expense)                                                            (3,333)               (5,844)
                                                                                      -------------         -------------

INCOME BEFORE TAXES & MINORITY INTEREST                                                      15,912                 4,691
                                                                                      -------------         -------------
Provision for income taxes                                                                    6,169                 2,472
Minority interest in earnings of subsidiaries                                                    47                    57

    INCOME FROM CONTINUING OPERATIONS
                                                                                      -------------         -------------
       BEFORE EXTRAORDINARY LOSS                                                              9,696                 2,162
                                                                                      -------------         -------------

 DISCONTINUED OPERATIONS:
   (Loss)/earnings from discontinued operations (net of tax benefit of $140)                   (304)                  172
   Gain on disposal of discontinued operations (net of tax charge of $2,163)                  8,690                  --
                                                                                      -------------         -------------
 NET INCOME BEFORE EXTRAORDINARY LOSS                                                        18,082                 2,334
   Extraordinary loss on early retirement of debt (net of tax benefit of $950)               (1,426)                 --
                                                                                      -------------         -------------
 NET INCOME                                                                           $      16,656         $       2,334
                                                                                      =============         =============

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE:
    - continuing operations before extraordinary loss                                 $        0.05         $        0.01
    - earnings and gain on disposal of discontinued operations                                 0.05                  --
    - extraordinary loss on debt retirement                                                   (0.01)                 --
                                                                                      -------------         -------------
           Basic and diluted net income per ordinary share                            $        0.09         $        0.01
                                                                                      =============         =============

BASIC NET INCOME PER ADS EQUIVALENT:
    - continuing operations                                                           $        0.21         $        0.06
    - earnings from discontinued operations                                                   (0.01)                 --
    - gain on disposal of discontinued operations                                              0.19                  --
    - extraordinary loss on debt retirement                                                   (0.03)                 --
                                                                                      -------------         -------------
           Basic net income per ADS equivalent                                        $        0.36         $        0.06
                                                                                      =============         =============

DILUTED NET INCOME PER ADS EQUIVALENT:
    - continuing operations                                                           $        0.21         $        0.05
    - earnings from discontinued operations                                                   (0.01)                 0.01
    - gain on disposal of discontinued operations                                              0.19                  --
    - extraordinary loss on debt retirement                                                   (0.03)                 --
                                                                                      -------------         -------------
           Diluted net income per ADS equivalent                                      $        0.36         $        0.06
                                                                                      =============         =============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
   Basic                                                                                184,549,646           155,128,233
                                                                                      =============         =============
   Diluted                                                                              186,208,162           159,333,888
                                                                                      =============         =============
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
   Basic                                                                                 46,137,411            38,782,058
                                                                                      =============         =============
   Diluted                                                                               46,552,040            39,833,472
                                                                                      =============         =============

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
            UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                        THREE MONTHS ENDED
                                                           DECEMBER 31,
                                                      2001             2000
                                                    --------         --------
NET INCOME                                          $ 16,656         $  2,334
                                                    --------         --------

   Other comprehensive income:
     Foreign currency translation adjustment          (9,609)           6,902
                                                    --------         --------
       Other comprehensive income (loss)              (9,609)           6,902
                                                    --------         --------
COMPREHENSIVE INCOME                                $  7,047         $  9,236
                                                    ========         ========

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                                             THREE MONTHS ENDED
                                                                                                DECEMBER 31,
                                                                                           2001              2000
                                                                                        ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                                       $  16,656         $   2,334
       Adjustments to reconcile net income to net cash provided by operating activities
                 Depreciation                                                               2,575             2,003
                 Amortization of intangibles                                                4,440             6,285
                 Profit on sale of businesses                                             (10,853)             --
                 Amortization of government grants                                           (549)             (380)
                 Minority interest                                                             47                57
                 Changes in assets and liabilities:
                    (Increase)/decrease in accounts receivable, prepaid expense
                        and other assets                                                   (6,266)            3,399
                    Increase in inventories                                                (2,236)             (847)
                    Increase/(decrease) in accounts payable, accrued liabilities
                        and other liabilities                                               3,216            (1,624)
                 Income taxes                                                               5,656             4,750
                 Foreign exchange gain (loss)                                                 937              (522)
                                                                                        ---------         ---------
                    Net cash provided by operating activities                              13,623            15,455
                                                                                        ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of fixed assets                                                            (7,068)           (4,488)
       Purchase of intangible assets                                                       (2,327)             --
       Proceeds from sale of business                                                      35,758              --
       Deferred consideration and acquisition costs                                          --             (12,954)
                                                                                        ---------         ---------
            Net cash provided by/(used in) investing activities                            26,363           (17,442)
                                                                                        ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Long-term debt obtained/(repaid), net                                                7,355           (36,008)
       Loan notes repaid                                                                  (20,000)             --
       Payments under capital leases                                                         (141)             (131)
       Proceeds from share capital issue, net of expenses                                  (1,251)            4,788
                                                                                        ---------         ---------
            Net cash used in financing activities                                         (14,037)          (31,351)
                                                                                        ---------         ---------

Net increase/(decrease) in cash and cash equivalents                                       25,949           (33,338)
       Cash and cash equivalents, beginning of period                                     326,076           113,671
       Foreign exchange adjustment on cash and cash equivalents                            (3,805)              902
                                                                                        ---------         ---------
       Cash and cash equivalents, end of period                                         $ 348,220         $  81,235
                                                                                        =========         =========